SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ______________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 4)

                      TELEPORT COMMUNICATIONS GROUP INC.
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                  879463 107
                                (CUSIP Number)

                                 Stanley Wang
                              Comcast Corporation
                              1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                (215) 665-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 1998
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 879463 107                                         Page 2 of 4 Pages
--------------------                                         -----------------
                                      13D

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Comcast Corporation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Pennsylvania

     NUMBER OF SHARES         7      SOLE VOTING POWER
       BENEFICIALLY                  None; See Items 3 and 5.
       OWNED BY EACH
     REPORTING PERSON         8      SHARED VOTING POWER
           WITH                      None; See Items 3 and 5.

                              9      SOLE DISPOSITIVE POWER
                                     None; See Items 3 and 5.

                             10      SHARED DISPOSITIVE POWER
                                     None; See Items 3 and 5.

  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               None; See Items 3 and 5.

  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
               EXCLUDES CERTAIN SHARES*

  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.00%;  See Items 3 and 5.

  14           TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


               Comcast Corporation, a Pennsylvania corporation ("Comcast") hereby amends its Report on Schedule 13D, originally filed together with other reporting persons on July 17, 1996 and amended on January 20, 1998 and separately amended on December 23, 1996, May 15, 1997 and October 27, 1997 (the "Schedule 13D"), to disclose the disposition of its interest in Class A Common Stock of the Teleport Communications Group Inc., a Delaware corporation ("TCGI" or the "Issuer").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer

               Item 5 of the Report is hereby amended and supplemented by adding the following information thereto:

               In connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of January 8, 1998, among AT&T Corp., TA Merger Corp. and the Issuer (filed as Exhibit 99.6 to Amendment No. 1 to the Schedule 13D filed January 8, 1998), as of July 23, 1998 all of the Class A Common Stock held by Comcast was converted to other consideration and Comcast was no longer the beneficial owner of more than five percent of the Class A Common Stock.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: August 20, 1998

                                       Comcast Corporation

                                       By: /s/ Arthur R. Block
                                          --------------------------------
                                          Name:  Arthur R. Block
                                          Title:    Vice President